

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2013

Via E-mail
Mr. S. Steven Singh
CEO and Chairman of the Board
Concur Technologies, Inc.
18400 NE Union Hill Road
Redmond, WA 98052

> **Re:** **Concur Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed November 15, 2012**
> **Forms 8-K filed November 7, 2012 and January 30, 2013**
> **File No. 000-25137**

Dear Mr. Singh:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal Years 2012 and 2011

Income Tax Expense, page 27

1.   Based on your rate reconciliation on page 56 we note that the foreign tax differential had a significant impact on your income tax expense in 2012. Please provide us with more

details as to the reasons for the significant impact in 2012 as compared to prior periods, including the foreign countries that impacted this line item. Although we note the general discussion of income tax expense changes in your MD&A, please tell us how your current disclosure addresses the specific reasons for this significant change.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Revenue Recognition, page 43

2.   We note your disclosure that you recognize revenues in accordance with accounting standards for software and service companies. Please clarify which of your arrangements are accounted for under ASC 985 and which are accounted for under ASC 605 and explain the factors you considered in making this determination. In this regard, it is unclear from your revenue recognition policy which arrangements would currently be accounted for under the software guidance in ASC 985.

3.   We note that you provide set-up fees and implementation consulting services with your subscription arrangements. Please differentiate the types of services that are provided in set-up versus implementation consulting services. Please tell us whether these services that are sold in conjunction with your subscription arrangements have standalone value. We refer you to ASC 605-25-25-5. As part of your response, please tell us how you determined that these services should be recognized over the expected life of the customer relationship. Also, please tell us the average expected life of your customer relationships and the factors you considered when determining the expected life.

4.   Tell us what consideration you gave to disclosing the composition of your deferred revenue and the specific periods over which your subscription fees, set up fees and consulting fees will be recognized. Please provide us with your proposed disclosures.

Forms 8-K Filed on November 7, 2012 and January 30, 2013

5.   We note the bulleted disclosures on page 1 of your earnings releases where you have presented non-GAAP measures exclusive of the GAAP measures. Please revise in future filings in order to give the GAAP measures equal or greater prominence. See Item 10(e)(1)(i)(A) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via E-mail
        Kyle Sugamele, Chief Legal Officer
        Frank Pelzer, Chief Financial Officer